Mobiquity Technologies, Inc.

35 Torrington Lane

Shoreham, NY 11786

February 9, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobiquity Technologies, Inc.
Registration Statement on Form S-1
File No. 333-269293

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on February 9, 2023, in which we requested the acceleration of the effective date of the above-captioned Registration Statement for February 9, 2023, at 4:30 p.m. Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-captioned Registration Statement.

Very Truly Yours,

Mobiquity Technologies, Inc.

/s/ Dean L. Julia
Dean L. Julia
Chief Executive Officer